Exhibit 99.1

NEWS RELEASES

Suite 215 - 800 West Pender St Vancouver, BC V6C 2V6

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866 824 1100
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KIMBER INTERSECTS 162 METRES OF
GRADE ON CARMEN DEPOSIT

July 20, 2005

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (TSX:KBR)

The results of the following two drill holes were not available in time to be reviewed and included in the previous news release (July 19). One of the holes (MTR-250) could be particularly significant.

Carmen Deposit

MTR-250 was drilled in the same direction (towards the southwest) as the majority of holes into the Carmen deposit. Most such holes intersect mineralized structures dipping to the north east at about 65 degrees. True widths generally range between 65% and 85 % of the intersections reported.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
MTR-250	96	258	162	1.274	36	1.69

* Gold-equivalent grades assume equivalence of 85 grams of silver to 1.0 gram of gold.

The exceptional 162 metre interval (531 feet) in MTR-250 is probably due to a “shoot” of mineralization occurring at the intersection of two structures: the northwest-southeast trending Cob structure, and an east-west structure, the “Dome 2” fault. Intersections of such structures make a significant contribution to the Carmen deposit by producing greater widths than normal. A previous example was MTR-19 (78 m of 3.29 g/t gold & 9.1 g/t silver) at the intersection of the Carmen structure and Dome fault.

Other shoots, some with similar grades and widths, are expected in the Carmen deposit.

Carotare Exploration Target

CTR-15 is the most westerly step-out hole drilled on the Carotare exploration target. The 17 holes drilled to date belong to two clusters, 12 in the east around the discovery hole and four in the west. The distance between the farthest holes is now 550 metres.

Intersections have been reported on all but two of the 16 holes for which results are available.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
CTR-15	42	54	12	1.290	10	1.40

Current Activity

Drilling continues on both the Carmen deposit and the Carotare exploration target.

Robert Longe, P.Eng.
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Manager, Corporate Communications

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Mr. Alan Hitchborn, B.Sc., Vice President Development, manages the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Q.P. for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.